FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

George Barrett

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-3030

Liraz Kalif / Kevin Mannix

Investor Relations

(011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES AGREEMENT WITH CEPHALON REGARDING SETTLEMENT OF PROVIGIL® PATENT LITIGATION

PARTIES ALSO AGREE TO BUSINESS ARRANGEMENTS RELATED TO MODAFINIL

Jerusalem, Israel, December 9, 2005 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Teva Pharmaceuticals USA, Inc. announced today that they have entered into an agreement with Cephalon, Inc. (Nasdaq: CEPH) to settle their pending patent infringement disputes in the United States and the United Kingdom related to PROVIGIL® (modafinil) Tablets [C-IV].

In connection with the settlement, Cephalon will grant Teva a non-exclusive royalty-bearing right to market and sell a generic version of PROVIGIL.  Teva`s license in the United States will become effective in October 2011 absent a pediatric extension for PROVIGIL, which would delay the entry date by six months (to April 2012).  Outside the United States, the parties agreed to comparable terms for the license effective date, which generally allow for entry in October 2012.  An earlier entry by Teva in any of the territories may occur based upon the entry of another generic version of PROVIGIL.

The companies also agreed to a series of business arrangements related to modafinil.  Specifically, Teva has agreed to grant to Cephalon a non-exclusive license, effective immediately, to its worldwide intellectual property rights related to the manufacture, development and formulation of modafinil in exchange for royalty payments.  Cephalon has also agreed to enter into certain arrangements with Teva related to Teva`s manufacture and supply of the active pharmaceutical ingredient modafinil.

The terms of the agreement are confidential, and are subject to review by the U.S. Federal Trade Commission.  Financial terms were not disclosed.

The parties will promptly file dismissals with prejudice with the United States District Court for the District of New Jersey and United Kingdom High Court of Justice, Chancery Division, which will conclude all pending litigations between the parties regarding PROVIGIL.  Cephalon`s U.S. Patent No. RE37,516 expires in October 6, 2014 and may be extended by six months (to April 6, 2015) upon submission of pediatric study data that is acceptable to the U.S. Food and Drug Administration.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.  Important factors that could cause or contribute to such differences include whether and when the proposed acquisition of IVAX Corporation will be consummated and the terms of any conditions imposed in connection with such closing, the terms and conditions of the financing utilized by Teva for the IVAX acquisition, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic versions of Neurontin® and Allegra®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: December 9, 2005

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